UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT GP Holdings, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Partnership)

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT GP Services, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT Gathering Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT Production Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (Corporation)

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT Investments Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
EQT Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)	☐
		(b)	☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
21,811,643 Common Units
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,811,643 Common Units
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,811,643 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (Corporation)

Item 1.            Security and Issuer.

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements or restates (where indicated) the statement on Schedule 13D (Schedule 13D) originally filed with the Securities and Exchange Commission (the Commission) on April 16, 2015, and relates to common units (Common Units) representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.                                                 Identity and Background.

Item 2(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                               This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQT GP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQT GP Services, LLC, a Delaware limited liability company (EQGP GP), (iii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) EQT Production Company, a Pennsylvania corporation (EPC), (v) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (vi) EQT Corporation, a Pennsylvania corporation (EQT and, together with EQGP, EQGP GP, Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

EQGP is a limited partner of the Issuer with a 28.1% limited partner interest in the Issuer.  EQGP GP is the general partner of EQGP with a 0.0% non-economic general partner interest in EQGP.  Gathering Holdings is a limited partner of EQGP with a 90.1% limited partner interest in EQGP and is the sole member of EQGP GP. EPC is the sole member of Gathering Holdings. Investments Holdings is the sole stockholder of EPC. EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended and supplemented by (A) adding Christine J. Toretti, as a new Director, to the list of Covered Individuals under the subheading “EQT Corporation” and (B) deleting the list of Covered Individuals appearing under the subheading “EQT GP Services, LLC,” and replacing such list with the following:

EQT GP Services, LLC
David L. Porges	Chairman, President and Chief Executive Officer
Philip P. Conti	Director, Senior Vice President and Chief Financial Officer
Kimberly T. Fleming	Director
Lewis B. Gardner	Director
Steven T. Schlotterbeck	Director
Stephen A. Thorington	Director

Item 5.                                                 Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                               (1)                              As of November 16, 2015, the number of Common Units issued and outstanding is 77,520,181. EQGP is the record and beneficial owner of 21,811,643 Common Units, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(2)                              EQGP GP is the general partner of EQGP with a 0.0% non-economic general partner interest in EQGP; however, as the general partner of EQGP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(3)                              Gathering Holdings does not directly own any Common Units of the Issuer; however, as an approximate 90.1% limited partner of EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(4)                              EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(5)                              Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(6)                              EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 28.1% of the outstanding Common Units of the Issuer.

(7)                              In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David L. Porges	20,000	*
Philip P. Conti	9,750	*
Randall L. Crawford	25,000	*
Lewis B. Gardner	6,063	*
Theresa Z. Bone	10,000	*
Vicky A. Bailey	1,000	*
Kenneth M. Burke	3,000	*
A. Bray Cary, Jr.	12,000	*
Margaret K. Dorman	11,000	*

Daniel A. Greenblatt	373	*
George L. Miles, Jr.	2,500	*
Charlene Petrelli	15,000	*
James E. Rohr	2,655	*
David S. Shapira	17,218	*
Phillip D. Swisher	1,000	*
Stephen A. Thorington	5,000	*
Lee T. Todd, Jr.	1,500	*

*             Less than 1% of the class beneficially owned.

(b)                          The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                               Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                             The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                               Not applicable.

Item 6.                                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end of the subsection titled “Issuer’s Partnership Agreement”:

GP Interest Maintenance Election

On July 23, 2015, the Issuer amended its Partnership Agreement to provide that the General Partner may elect to maintain its GP Percentage immediately prior to an issuance of any additional Limited Partner Interests upon giving notice to the Issuer of such election, which shall be effective immediately, and notice of whether the General Partner will make the Capital Contribution required under the Issuer’s Partnership Agreement solely in Common Units of the Issuer (all capitalized terms in this paragraph not otherwise defined in this Schedule 13D are defined in the Issuer’s Partnership Agreement, as amended).

Item 6 is further amended and supplemented by deleting the subheading “Lockup Agreements” and the first paragraph thereunder, and replacing such subheading and paragraph with the following:

Lockup Agreements

Each of David L. Porges, Philip P. Conti, Randall L. Crawford, Lewis B. Gardner and Theresa Z. Bone agreed with the underwriters in the IPO, the 2013 Offering, the 2014 Offering, the 2015 Offering, and the Fall 2015 Offering (defined below), respectively, that for a specified period of time from the date of the applicable underwriting agreement, ranging from 180 days in the IPO to 45 days in the Fall 2015 Offering, they would not, without the prior written consent of certain of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise.  EQT entered into substantially the same agreement with the underwriters with respect to the IPO for a period of 180 days following the date of the IPO underwriting agreement.  On November 16, 2015, the Issuer completed a public offering to sell 5,650,000 Common Units pursuant to an Underwriting Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. (the Fall 2015 Offering).  In connection with the Fall 2015 Offering, EQGP entered into substantially the same lock-up agreement with the underwriters for a period of 45 days following the date of the Fall 2015 Offering underwriting agreement.

Item 6 is further amended and supplemented by replacing the last paragraph in Item 6 with the following:

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, as amended by Amendment No. 1 to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, and as amended by Amendment No. 2 to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015, which are incorporated by reference in their entirety in this Item 6.  References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Third Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015, which is incorporated by reference in its entirety in this Item 6.

Item 7.                                                 Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A              Joint Filing Statement dated November 23, 2015 (filed herewith).

EXHIBIT B               Power of Attorney dated April 16, 2015 (attached as Exhibit B to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT C               Power of Attorney dated November 23, 2015 (filed herewith).

EXHIBIT D              Contribution, Conveyance and Assumption Agreement, dated  April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E                Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT F                 First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT G              Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT H              Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT I                    Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT J                    Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K              Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the

Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT L                Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M            Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT N              Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O              Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT P                 Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT Q              Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT R               Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT GP SERVICES, LLC

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT GATHERING HOLDINGS, LLC

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Attorney-in-Fact

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT PRODUCTION COMPANY

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Attorney-in-Fact

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2015

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D

EXHIBIT INDEX

EXHIBIT A              Joint Filing Statement dated November 23, 2015 (filed herewith).

EXHIBIT B               Power of Attorney dated April 16, 2015 (attached as Exhibit B to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT C               Power of Attorney dated November 23, 2015 (filed herewith).

EXHIBIT D              Contribution, Conveyance and Assumption Agreement, dated  April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E                Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT F                 First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT G              Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT H              Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT I                    Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT J                    Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form

8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K              Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT L                Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M            Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT N              Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O              Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT P                 Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT Q              Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT R               Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 23, 2015

[signature page follows]

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

EQT GP SERVICES, LLC

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Attorney-in-Fact

EQT PRODUCTION COMPANY

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Attorney-in-Fact

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

Signature Page to Joint Filing Statement

EXHIBIT C

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Philip P. Conti and Lewis B. Gardner, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT Midstream Partners, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of November, 2015.

EQT GP SERVICES, LLC

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial
Officer

Signature Page to Power of Attorney